

August 9, 2018

Matthew Dunnigan
Chief Financial Officer
Restaurant Brands International Inc.
226 Wyecroft Road
Oakville, Ontario, Canada L6K 3X7

> **Re: Restaurant Brands International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **Form 10-Q for the Quarterly Period Ended June 30, 2018**
> **Filed August 1, 2018**
> **File No. 001-36786**

Dear Mr. Dunnigan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Selected Financial Data
Operating Metrics, page 25

1.	Reference is to the table presentation of your operating metrics. As you did not acquire Popeyes Louisiana Kitchen, Inc. ("PLK") until March 27, 2017, please further clarify in the paragraph that immediately precedes the table that PLK operational data for periods prior to the acquisition date are derived from historical data of PLK obtained from previous owners. Thus disclose for the fiscal year 2017 operating metrics of system-wide sales growth, comparable sales and net restaurant growth, as it pertains to Popeyes, such metrics are calculated using the historical information of prior owners, and may not necessarily reflect actual data had Popeyes been included in your results for all periods shown.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to the Condensed Consolidated Financial Statements
Note 4. Revenue Recognition, page 11

2.   We note your disclosure regarding three performance obligations under your franchise agreements. It appears that you have concluded that these items are not distinct and therefore are not separate performance obligations given your conclusion that they are highly interrelated. Please revise your disclosure to clarify your conclusions. Reference 606-10-25-22.

3.   We note from your disclosures on page 12 that you have identified the grant of sub-franchising rights under your MFDAs as a distinct performance obligation for which you recognize upfront fees from the master franchisee over the MFDA term on a straight-line basis. Please describe for us in greater detail the nature of the sub-franchising rights under your MFDA agreements and your consideration of the criteria outlined in ASC 606-10-25-19 to 22 in determining such rights are separate performance obligations from the franchise license.

4.   We note your statement on page 64 of your Form 10-K for the fiscal year ended December 31, 2017 that the cost recovery accounting method is used to recognize revenue for the franchises for which collectability is not reasonably assured. Please tell us how you have considered collectability in evaluating contract criteria and determining your transaction price. Reference ASC 606-10-25-1 and 606-10-32-3.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Beverly Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure